FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Hugen, Richard L.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    UQM Technologies, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4.  Statement for Month/Year

    July, 2001

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Vice President Marketing and Sales

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    N/A

3.  Transaction Code (Instr. 8)

    N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    N/A

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 852 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $5.36

3.  Transaction Date (Month/Day/Year)

    Line 1 - July 2, 2001

4.  Transaction Code (Instr. 8)

    Line 1 - A

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - A: Call options on 513 shares of common stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable: September 30, 2001; Expiration Date:
             September 30, 2001

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - 513 shares of common stock

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)

    Call Options on 35,513 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses: none.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Richard S. Hugen                                     October 8, 2001
**Signature of Reporting Person                         Date